Exhibit 21.1

SUBSIDIARIES OF ACCELRYS, INC.

Accelrys GmbH	(Germany)
Accelrys Software Incorporated	(Delaware)
Accelrys Limited	(United Kingdom)
Accelrys SARL	(France)
Accelrys KK	(Japan)
Accelrys Software Solutions Pvt., Ltd.	(India)
Alto Merger Sub, Inc.	(Delaware)
Oxford Molecular Limited	(United Kingdom)
SciTegic, Inc.	(Delaware)
Synopsys Scientific Systems Limited	(United Kingdom)
Synomics Limited	(United Kingdom)